ALR TECHNOLOGIES HAS LAUNCHED THE GLUCURVE PET CGM IN CANADA

May 19th, 2026 - Singapore - ALR Technologies SG Ltd. ("**ALRT**" or the "**Company**") (OTC: ALRTF), the diabetes management company, announces the GluCurve Pet CGM ("**GluCurve**") is now for sale in Canada at www.GluCurve.ca.

GluCurve is the first and only diabetic monitoring system built specifically for veterinary use on cats and dogs. A pet-friendly Continuous Glucose Monitor ("**CGM**") sensor is painlessly attached to the pet and provides blood sugar levels every 1 minutes for up to 14 days. Pet owners can view the blood sugar readings live on the GluCurve Pet CGM app. In addition, the blood sugar readings are uploaded to the ALRT Veterinary Web Portal, where they are displayed for the veterinarian to easily manage patients and adjust insulin dosing, either remotely or in person.

The first shipment of units has arrived at our Canadian distribution center and orders will be fulfilled starting this week.

About ALR Technologies SG Ltd.

ALRT is a data management company that developed the ALRT Diabetes Solution, a comprehensive approach to diabetes care that includes an FDA-cleared and HIPAA compliant diabetes management system that collects data directly from blood glucose meters and continuous glucose monitoring devices, and Predictive A1C algorithm to track treatment success between lab reports and an FDA-cleared Insulin Dosing Adjustment program. The overall goal is to optimize diabetes drug therapies to drive improved patient outcomes.

In addition, the animal health division of ALRT has developed the GluCurve Pet CGM; a solution to assist veterinarians better determine the efficacy of insulin treatments and to help to identify the appropriate dose and frequency of administration for companion animals, thereby delivering the same optimization of diabetic drug therapies to pets as to humans.

More information about ALRT and the GluCurve Pet CGM can be found at www.alrt.com and www.GluCurve.com in the USA or www.GluCurve.ca in Canada

Investor Contact

Investor Relations: ir@alrt.com

Animal Health Inquiries: animalhealth@alrt.com

Media: Media@alrt.com

US: +1 804 368 3770

Singapore: +65 3129 2924

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This news release includes certain "forward-looking statements" as defined under applicable securities legislation. All information and statements contained herein that are not clearly historical in nature constitute forward-looking statements and information, and the words "anticipate", "estimate", "believe", "continue", "could", "expect", "intend", "plan", "postulates", "predict", "will", "may" or similar expressions suggesting future conditions or events, or the negative of these terms, are generally intended to identify forward-looking information. Forward-looking statements are necessarily based

upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such risks include all risks and uncertainties expressed in the cautionary statements and risk factors in the annual report on Form 20-F and other filings of ALRT with the SEC. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements include representations to the effect that the Company will have sales of GluCurve CGM and will have updates on sales, distribution and other strategic relationships related to GluCurve Pet CGM. The forward-looking statements included in this news release are made as of the date hereof. ALRT disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.